UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

Aware, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05453N-10-0
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 05453N-10-0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Susan Yang Stafford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,425,747
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,425,747
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2

CUSIP No. 05453N-10-0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Susan Yang Stafford 2010 Kimborama Trust 45-6628341
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,110,054
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,110,054
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3

CUSIP No. 05453N-10-0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kimberly Stafford 2004 Irrevocable Trust 20-2689858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 315,693
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 315,693
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,693
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

4

CUSIP No. 05453N-10-0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kimborama LLC 27-3358037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

5

CUSIP No. 05453N-10-0

Item 1(a).	Name of Issuer:
Aware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
40 Middlesex Turnpike
Bedford, MA 01730

Item 2(a).	Name of Person Filing:
Susan Yang Stafford Susan Yang Stafford 2010 Kimborama Trust Kimberly Stafford 2004 Irrevocable Trust Kimborama, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Ronin Capital, LLC
350 N. Orleans Street, Suite 2N
Chicago, IL 60654

Item 2 (c).	Citizenship:

Susan Yang Stafford is a citizen of the United States of America.

The Susan Stafford 2010 Kimborana Trust and the Kimberly Stafford 2004 Irrevocable Trust are trusts organized under the laws of the state of Illinois.

Kimborama, LLC is a limited liability company organized under the laws of the state of Illinois.

Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:
05453N-10-0

6

CUSIP No. 05453N-10-0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

 If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

The information contained in Items 5 -11 of the cover pages is herein incorporated by reference.  Susan Yang Stafford, in her capacity as trustee of the Susan Stafford 2010 Kimborana Trust, the Kimberly Stafford 2004 Irrevocable Trust and the Kimberly Stafford 2011 Irrevocable Trust, has the power to vote and dispose of the common stock held by such trusts.

(a)	Amount beneficially owned:
3,425,747 shares

(b)	Percent of class:
16.6%

7

CUSIP No. 05453N-10-0

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 20,582,906 shares of Common Stock of the Issuer outstanding as of October 21, 2011, as reported on the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,425,747

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,425,747

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
February 14, 2012	/s/ Susan Yang Stafford
Susan Yang Stafford

Dated:	The Susan Yang Stafford 2010 Kimborama Trust
February 14, 2012	/s/ Susan Yang Stafford
Susan Yang Stafford, Trustee

Dated:	The Kimberly Stafford 2004 Irrevocable Trust
February 14, 2012	/s/ Susan Yang Stafford
Susan Yang Stafford, Trustee

Dated:	Kimborana LLC
February 14, 2012	/s/ Susan Yang Stafford
Susan Yang Stafford, Manager